Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 of Modular Medical, Inc. of our report dated June 29, 2026, with respect to the consolidated balance sheets of Modular Medical, Inc. as of March 31, 2026 and 2025 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, which appears in the Annual Report on Form 10-K of Modular Medical, Inc. filed with the Securities and Exchange Commission. Our report dated June 29, 2026, relating to those consolidated financial statements, includes an explanatory paragraph relating to substantial doubt about Modular Medical, Inc.’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Farber Hass Hurley LLP

Chatsworth, California
August 5, 2026